                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                       TO RULES 13d-1(b), (c) AND (d) AND
                    AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2

                              (AMENDMENT NO. 17)*

                             THE LIBERTY CORPORATION
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   530370 10 5
                                 (CUSIP NUMBER)

                                DECEMBER 31, 1999
              DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

                  CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

              [ ]   Rule 13d-1(b)

              [ ]   Rule 13d-1(c)

              [X]   Rule 13d-1(d)



-------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 4 Pages


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CUSIP NO. 530370 10 5            SCHEDULE 13G                 PAGE 2 OF 4 PAGES


(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                            Jane Gage Hipp Caulder
         ----------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [ ]
                                                                         (B) [X]

         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
         ----------------------------------------------------------------------

                      (5)      SOLE VOTING POWER
 NUMBER OF                                                      194,704 Shares
   SHARES             ---------------------------------------------------------
BENEFICIALLY          (6)      SHARED VOTING POWER
  OWNED BY                                                      587,299 Shares
    EACH              ---------------------------------------------------------
 REPORTING            (7)      SOLE DISPOSITIVE POWER
PERSON WITH                                                     194,704 Shares
                      ---------------------------------------------------------
                      (8)      SHARED DISPOSITIVE POWER
                                                                587,299 Shares
                      ---------------------------------------------------------
(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                782,003 Shares
         ----------------------------------------------------------------------

(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
         SHARES*                                                           [  ]

         ----------------------------------------------------------------------
(11)              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                           4.0%

         ----------------------------------------------------------------------
(12)              TYPE OF REPORTING PERSON*                                 IN


         ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!




                                Page 2 of 4 Pages







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                        AMENDMENT NO. 17 TO SCHEDULE 13G


ITEM 1(a).      NAME OF ISSUER:
                                  The Liberty Corporation
ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                                  2000 Wade Hampton Boulevard
                                  Greenville, South Carolina  29615
ITEM 2(a).      NAME OF PERSON FILING:
                                  Jane Gage Hipp Caulder
ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                                  142 Lindsey Lake Road
                                  Travelers Rest, South Carolina  29690
ITEM 2(c).      CITIZENSHIP:
                                  United States of America
ITEM 2(d).      TITLE OF CLASS OF SECURITIES:
                                  Common Stock
ITEM 2(e).      CUSIP NUMBER:
                                  530370-10-5
ITEM 3. Not Applicable
ITEM 4. OWNERSHIP:

                (a)      Amount Beneficially Owned:                                               782,003 shares
                (b)      Percent of Class:                                                              4.0%
                (c)      Number of shares as to which such person has:
                         (i)      Sole power to vote or direct the vote                           194,704 shares
                         (ii)     Shared power to vote or direct the vote                         587,299 shares
                         (iii)    Sole power to dispose or direct the disposition                 194,704 shares
                         (iv)     Shared power to dispose or direct the disposition               587,299 shares

                  Mrs. Caulder disclaims beneficial ownership of all the shares shown above except the 194,704 shares as to which she has sole voting and dispositive power and 17,020 shares as to which she has shared voting and dispositive power.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  This statement is being filed to report that the Reporting Person has ceased to be the beneficial owner of more than 5% of the class of securities.



                               Page 3 of 4 Pages

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ITEM 6. OWNERSHIP OR MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
                                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                                  Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                                  Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP:

                                  Not applicable.

ITEM 10.        CERTIFICATION:

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






February 10, 2000                        /s/ JANE GAGE HIPP CAULDER
                                         ---------------------------------------
                                              Jane Gage Hipp Caulder







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